Exhibit 99.5

Consent of Peter Montano

I consent to the inclusion in the Management’s Discussion and Analysis of B2Gold Corp. (the “Company”) for the year ended December 31, 2016 (the “MD&A”), of references to my name with respect to the disclosure of scientific and technical information regarding the Company’s properties (the “Technical Information”).

I also consent to the incorporation by reference in the Company’s (i) Registration Statement on Form F-10 (No. 333-208506), and (ii) Registration Statements on Form S-8 (Nos. 333-206811, 333-200228 and 333-192555), filed with the United States Securities and Exchange Commission, of the references to my name and the Technical Information in the MD&A.

Dated: March 15, 2017	/s/ Peter D. Montano
Peter D. Montano